EXHIBIT 10
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                                CSW CREDIT, INC.


                            1997 FINANCIAL STATEMENTS

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                                                                      EXHIBIT 10
                                                                    Page 2 of  9


                               ARTHUR ANDERSEN LLP


                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of CSW Credit, Inc.:

We have audited the accompanying balance sheets of CSW Credit, Inc. (a Delaware corporation and wholly owned subsidiary of Central and South West Corporation) as of December 31, 1997 and 1996, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSW Credit, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





Arthur Andersen LLP
Dallas, Texas
February 16, 1998

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                                                                      EXHIBIT 10
                                                                     Page 3 of 9

                                CSW CREDIT, INC.
                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                     1997            1996
                                                 --------------  --------------
                                                          (thousands)

REVENUES                                               $77,703         $66,320
                                                 --------------  --------------

OPERATING EXPENSES:
     Interest                                           38,976          38,977
     Provision for bad debts                            21,074          14,112
     Credit line fees                                      858             924
     General and administrative                             78             882
                                                 --------------  --------------

                                                        60,986          54,895
                                                 --------------  --------------

OPERATING INCOME                                        16,717          11,425
                                                 --------------  --------------

OTHER INCOME AND DEDUCTIONS:
     Interest income                                        63             179
     Tax benefit of parent company loss                    326             122

                                                 --------------  --------------

                                                           389             301
                                                 --------------  --------------

INCOME BEFORE FEDERAL INCOME TAXES                      17,106          11,726
                                                 --------------  --------------

FEDERAL INCOME TAXES:
     Current                                             6,563           3,064
     Deferred                                            (690)           1,036
                                                 --------------  --------------

                                                         5,873           4,100
                                                 --------------  --------------

NET INCOME                                             $11,233          $7,626
                                                 ==============  ==============



            The accompanying notes to the financial statements are an
                       integral part of these statements.

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                                                                      EXHIBIT 10
                                                                     Page 4 of 9
                                CSW CREDIT, INC.
                   BALANCE SHEETS - DECEMBER 31,1997 AND 1996



                                                        1997         1996
                                                     -----------  -----------
                                                           (thousands)
                            ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                              $51       $8,816
     Accounts receivable, net of allowance for
      doubtful accounts of $5,183 in 1997
      and $3,230 in 1996                                706,197      615,214

                                                     -----------  -----------

          Total current assets                          706,248      624,030

OTHER ASSETS:
     Deferred income taxes                                3,346        2,655
     Other                                                3,114        3,625
                                                     -----------  -----------

          Total other assets                              6,460        6,280
                                                     -----------  -----------

          Total assets                                 $712,708     $630,310
                                                     ===========  ===========



             LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
     Short-term debt                                   $636,550     $579,300
     Deferred credits                                    14,310       13,266
     Unearned revenue                                     4,576        3,380
     Other liabilities                                    3,098        2,588
                                                     -----------  -----------

          Total current liabilities                     658,534      598,534


STOCKHOLDER'S EQUITY:
     Common stock, no par; authorized 1,000 shares;
      issued and outstanding 247 and 237 shares               1            1
     Paid-in capital                                     54,173       31,775

                                                     -----------  -----------

          Total stockholder's equity                     54,174       31,776

                                                     -----------  -----------

          Total liabilities and stockholder's equity   $712,708     $630,310
                                                     ===========  ===========

            The accompanying notes to the financial statements are an
                       integral part of these statements.

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                                                                      EXHIBIT 10
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                                CSW CREDIT, INC.
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                         FOR THE YEARS ENDED DECEMBER 31
                                   (thousands)

                                         ADDITIONAL                    TOTAL
                             COMMON       PAID-IN     RETAINED     STOCKHOLDER'S
                              STOCK       CAPITAL     EARNINGS        EQUITY

BALANCE DECEMBER 31, 1995           $1      $43,602        -           $43,603


Capital contributions                -      (11,827)       -           (11,827)


Net income                           -            -      7,626           7,626


Common stock dividends               -            -     (7,626)         (7,626)

                          ------------ ------------ -----------   -------------

BALANCE DECEMBER 31, 1996           1       31,775         -            31,776


Capital contributions               -       22,398         -            22,398


Net income                          -            -      11,233          11,233


Common stock dividends              -            -     (11,233)        (11,233)

                          ------------ ------------ -----------   -------------

BALANCE DECEMBER 31, 1997          $1      $54,173          $0         $54,174
                          ============ ============ ===========   =============


            The accompanying notes to the financial statements are an
                       integral part of these statements.


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                                                                      EXHIBIT 10

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                                CSW CREDIT, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                       1997            1996
                                                    ------------   -------------
                                                            (thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                        $11,233          $7,626
     Adjustments to reconcile net income to net cash
      provided by operating activities-
          Changes in assets and liabilities-
              Accounts Receivable                      (91,106)         42,941
              Deferred income taxes                       (690)          1,036
              Other assets                                  510            392
              Deferred credits                            1,044           (149)
              Unearned revenue                            1,197            888
              Other liabilities                            (478)           758
                                                    ------------   -------------

               Net cash provided by (used in)           (78,290)        53,492
                 operating activities               ------------   -------------


CASH FLOWS FROM FINANCING ACTIVITIES:
     Change in short-term debt                           57,250        (67,000)
     Capital contributions                               22,398        (11,827)
     Payment of dividends                               (10,123)        (7,626)
                                                    ------------   -------------

     Net cash used in financing activities               69,525        (86,453)
                                                    ------------   -------------

DECREASE IN CASH AND CASH EQUIVALENTS                    (8,765)        (32,961)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              8,816          41,777
                                                    ------------   -------------

CASH AND CASH EQUIVALENTS, END OF YEAR                      $51          $8,816
                                                    ============   =============

SUPPLEMENTARY INFORMATION:

     Interest paid                                      $39,834         $39,881
                                                    ============   =============

     Income taxes paid (refunded)                        $7,976          $4,237
                                                    ============   =============


            The accompanying notes to the financial statements are an
                       integral part of these statements.


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                                                                      EXHIBIT 10
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                                CSW CREDIT, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

CSW Credit, Inc. (Company) is a wholly owned subsidiary of Central and South West Corporation (CSW or the Parent Company), whose primary business is to purchase, without recourse, the accounts receivable of certain CSW subsidiary companies and non-affiliated companies. Revenue from affiliated companies in 1997 and 1996 were $33.9 million and $32.2 million, respectively. Significant accounting policies are summarized below:

Revenue recognition

Revenues are generally recorded for the difference between the face amount of the receivables purchased and the purchase price.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts at a level which reflects the amount of receivables not reasonably expected to be collected. The allowance is determined principally on the basis of collection experience. Receivables are written off when they are determined to be uncollectable.

Federal income taxes

The Company, together with affiliated companies, files a consolidated Federal income tax return and participates in a tax sharing agreement with the other members of the CSW system. Federal income tax expense resulted in effective rates of 33% and 35% in 1997 and 1996, respectively. The difference in the effective rates is due primarily to consolidated tax allocations.

Deferred income taxes resulted primarily from the differences between book and tax deductions for bad debt expense. The company also recognizes the tax benefit of operating losses allocated by the parent company to CSW Credit. The Internal Revenue Code provides for tax deductions for bad debts when they are charged off. As a result of a favorable earnings history, the Company did not record any valuation allowance against deferred tax assets at December 31, 1997 and 1996.

Cash and Cash Equivalents

Cash equivalents are considered to be highly liquid debt instruments purchased with a maturity of three months or less. Accordingly, the Company's temporary cash investments are considered cash equivalents.

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                                                                      EXHIBIT 10
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Related party transactions

Central and South West Services, Inc., a wholly owned subsidiary of CSW, provides administrative services to the Company and is reimbursed for the cost of such services. These services were provided at a cost of $1.2 million and $0.9 million in 1997 and 1996, respectively.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue, and expenses reported in the accompanying financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of financial statements. Actual results may differ from these estimates.

Reclassification

Certain financial statement items for the prior year have been reclassified to conform to the 1997 presentation.

Basis of Accounting

These financial statements were prepared using the accrual method of accounting.

2.  REGULATION:

The Company is subject to regulation by the Securities and Exchange Commission
(SEC) under the Public Utility Holding Company Act of 1935, as amended. The SEC has approved the Company's method of calculating the discount associated with the purchase of CSW subsidiary companies' accounts receivable.

3. SHORT-TERM FINANCING:

The Company issues commercial paper that is secured by the assignment of its receivables. The weighted average interest rates for 1997 and 1996 were 5.6% and 5.5%, respectively. At December 31, 1997, the Company had a revolving credit agreement aggregating $900 million to back up its commercial paper program. The revolving credit agreement expires June 28, 1998 and has a fee of .075% on the commitment. At December 31, 1997, there were no borrowings under the revolving credit agreement. At December 31, 1997 and 1996, the amounts of commercial paper outstanding were approximately $637 million and $579 million.

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                                                                      EXHIBIT 10
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4. HOUSTON LIGHTING & POWER COMPANY:

The Company entered into an agreement with Houston Lighting & Power Company
(HLP) to purchase substantially all of its utility receivables. During the twelve months ended December 31, 1997 and 1996, the Company had month ending average HLP receivables of $383,396,000 and $340,796,000, respectively.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess HLP receivables to third parties in order to maintain the Company's compliance with the 50% Restriction.

On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% Restriction. The SEC restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This relief has been granted through December 31, 2000. At December 31, 1997, the Company was in compliance with the provisions set forth by the SEC under the terms of the temporary relief.

5.  UNEARNED INCOME AND DEFERRED CREDITS:

When receivables are factored, a discount rate is applied. A portion of this rate is related to the carrying cost of the receivables, which approximates the related cost of administration and handling. This rate is applied when the receivables are initially factored. To appropriately match the revenue received for the carrying of the receivables to their associated costs, a part of this income is deferred until the costs are recognized. In addition to the carrying cost component, an agency fee is applied to receivables. The agency revenue is also deferred, and is shown as deferred credits on the balance sheet.


6.  FINANCIAL INSTRUMENTS:

Cash, cash equivalents, and short-term debt

The fair value equals the carrying amount as stated on the balance sheets because of the short maturity of those instruments.